UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 0-3024

CUSIP Number:

☒ Form 10-K	☐ Form 11-K
☐ Form 20-F	☐ Form 10-Q	☐ Form N-SAR

For Period Ended: December 31, 2008

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:          Not Applicable.

PART I REGISTRANT INFORMATION

Full Name of Registrant:	New Ulm Telecom, Inc. (“Company”)

Former Name if Applicable:	Not applicable

Address of Principal Executive Office:	27 North Minnesota Street

City, State and Zip Code:	New Ulm Minnesota 56073

PART II RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Company seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject Form 10-K will be filed on or before the 15th business day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III NARRATIVE

State below in reasonable detail the reasons why the Form 10-K could not be filed within the prescribed time period.

On January 4, 2008, the Company completed the acquisition of Hutchinson Telephone Company (“HTC”). In the fourth quarter of 2008, the Company engaged an independent telephone industry valuation consultant to perform an analysis of the fair value of goodwill recognized in connection with the acquisition of HTC.

This analysis took significantly longer than anticipated and as a result, the Company’s management and audit committee have been unable to complete their reviews of the financial statements and Form 10-K. The Company expects to file its Form 10-K on or before March 31, 2009.

PART IV OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

	Nancy Blankenhagen	507-354-4111

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Company was required to file such report(s) been filed? If the answer is no, identify report(s).

	☒ Yes	☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

	☒ Yes	☐ No

The fair value analysis of HTC’s intangible assets concluded that goodwill assigned to the acquisition of HTC was impaired by approximately $2.3 million. The impairment charge will affect the financial statements, but will not affect cash.

For the nine months ended September 30, 2008, the Company reported operating revenues of $27.2 million, operating income of $5.1 million, other income of $3.6 million, and net income of $5.3 million. Although the Company expects to report total revenue of approximately $8.6 million in the fourth quarter of 2008, and approximately $35.8 million for the year, we have not been able to complete our review of the effects of the impairment on the financial statements for the quarter or the year ended December 31, 2008.

New Ulm Telecom, Inc.
(Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 16, 2009

/s/ Nancy Blankenhagen
Nancy Blankenhagen
Chief Financial Officer